Exhibit 99.4

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are a vertically integrated commercial real estate platform with the capability to originate, invest in, manage, service, trade and advise on commercial real estate-related assets. See Item 1—“Business.” The year ended December 31, 2009 was part of an ongoing transition period for RAIT as we continue to adapt our business to current economic conditions. In 2009, we engaged in a series of transactions intended to focus RAIT on opportunities in financing and owning commercial real estate by removing non-core assets from our balance sheet. In order to best position ourselves to be able to take advantage of market opportunities in the future, and to maximize shareholder value over time, we will continue to focus on:

•

expanding RAIT’s commercial real estate revenue by investing in commercial real estate-related assets, managing and servicing investments for our own account or for others, providing property management services and providing our broker-dealer activities, including fixed-income trading and real estate advisory services;

•	creating value through investing in our commercial real estate properties and implementing cost savings programs to help maximize property value over time;

•	reducing our leverage while developing new financing sources;

•	managing our investment portfolios to reposition non-performing assets, increase our cash flows and the ultimate recovery value of our assets over time; and

•	managing the size and cost structure of our business to match our operating environment.

The current economic recession continues to adversely affect our business. During 2009, we recorded net loss allocable to common shares of $441.2 million, primarily caused by the following events and circumstances:

•

Gains(losses) on sales of assets. During the year ended December 31, 2009, we sold all of our equity and a portion of our non-investment grade notes in Taberna III, Taberna IV, Taberna VI and Taberna VII securitizations to a non-affiliated party and all of our interests in our six residential mortgage securitizations. Upon completion of these sales, we removed the associated assets and liabilities from our consolidated balance sheet. The disposition of the Taberna securitizations on June 25, 2009 resulted in a loss of $313.8 million and the disposition of the residential mortgage securitizations on July 16, 2009 resulted in a loss of $61.8 million.

•

Provision for losses. The provision for losses recorded during the year ended December 31, 2009 was $226.6 million, which is comprised of $130.1 million associated with our commercial real estate loan portfolio and $96.5 million related to residential mortgages and mortgage-related receivables prior to their disposition in July.

•

Asset impairments. We recorded asset impairment charges of $46.0 million during the year ended December 31, 2009. These asset impairments were comprised of investments in securities, primarily our equity investments in our Taberna Europe I and Taberna Europe II securitizations whose carrying values were reduced due to overall credit conditions and increased delinquencies of the underlying collateral.

The disposition transactions described above removed credit risk and reduced non-recourse debt thereby deleveraging our balance sheet. By purchasing $137.8 million of our convertible notes and $55.0 million of our CDO notes payable during 2009, we generated a gain of $115.9 million upon cancellation of our debt. During 2009, we purchased $132.3 million of convertible notes through two transactions as follows:

•

In July 2009, we purchased from a noteholder, $98.3 million aggregate principal amount of our convertible notes, for a purchase price of $53.0 million. The purchase price consisted of (a) a $43.0 million 12.5% Senior Secured Note due 2014, or the senior secured note, and (b) $10.0 million in cash plus $2.0 million of accrued and unpaid interest on the convertible senior notes through July 31, 2009.

•

In December 2009, we completed a public tender offer with noteholders by repurchasing $34.0 million of convertible notes for a purchase price of $14.0 million. The purchase price consisted of (a) $3.1 million of cash and (b) 8.1 million common shares. At the time of issuance of the common shares, the trading price was $1.34 per common share.

The disposition transactions above substantially changed our consolidated balance sheet. These transactions reduced our total assets by $4.5 billion, or 54.9%, our total liabilities by $4.1 billion, or 59.5% and our total shareholders’ equity by $239.2 million, or 22.1%. As a result of the sales and debt repurchases, our debt to equity ratio improved from 5.4 times at December 31, 2008 to 3.0 times as of December 31, 2009. We expect to continue to seek opportunities to acquire, redeem, restructure, refinance or otherwise enter into transactions to reduce our debt where we believe that is in the long term interest of our shareholders, which may include issuances of debt, and/or equity securities, sales or exchanges of our assets or other methods.

We expect to continue to focus our efforts on enhancing our commercial real estate loan portfolio and our investments in real estate, which are our primary investment portfolios. Current economic conditions have subjected borrowers under our commercial real estate loans to financial stress. Where it is likely to enhance our ultimate returns, we will consider restructuring loans or foreclosing on the underlying property. During the year ended December 31, 2009, we converted 27 properties that served as collateral on our commercial real estate loans into direct ownership of the real estate collateral. We expect to engage in ongoing workout activity with respect to our commercial real estate loans that may result in the conversion of the property into owned real estate. We may take a non-cash charge to earnings at the time of any loan conversion to the extent the amount of our loan, reduced by any allowance for losses and certain other expenses, exceeds the fair value of the property at the time of the conversion.

Investing in our new business lines is an important strategy for us as we continue to expand our vertically integrated commercial real estate platform. During 2009, we purchased a majority interest in a multi-family property management company, Jupiter Communities, and we launched a trading and advisory platform in RAIT Securities. We expect that we will continue to make investments in these businesses and expect to see more significant contributions from them during the latter half of 2010.

The following key statistics illustrate the transformation of our business through December 31, 2009 (dollars in thousands):

	For the Years Ended December 31
	2009	2008	2007
Financial Statistics:
Recourse debt maturing within 1-year	$24,390	$55,161	$213,190
Assets under management	$10,126,853	$14,181,883	$14,292,514
Debt to equity	3.0x	5.4x	18.0x
Total revenue	$197,510	$244,783	$231,637
Earnings per share, diluted	$(6.77)	$(6.99)	$(6.18)

Commercial Real Estate (“CRE”) Loan Portfolio:
Reported CRE Loans—unpaid principal	$1,473,700	$2,053,752	$2,356,922
Non-accrual loans—unpaid principal	$171,372	$186,040	$41,858
Non-accrual loans as a % of reported loans	11.6%	9.1%	1.8%
Reserve for losses	$86,609	$117,737	$14,575
Reserves as a % of non-accrual loans	50.5%	63.3%	34.8%
Provision for losses	$130,080	$107,360	$13,187

CRE Property Portfolio:
Reported investments in real estate	$738,235	$350,487	$117,238
Multifamily units owned	6,967	2,959	465
Office square feet owned	1,324,368	933,418	848,418
Retail square feet owned	1,095,452	—	—

Trends That May Affect Our Business

The following trends may affect our business:

Credit, capital markets and liquidity risk. We expect that the credit events that occurred during 2009, which have significantly reduced market liquidity and limited our financing strategies, will continue to significantly impact our ability to finance new investments in our targeted asset classes. We expect that these events may cause covenant defaults, increased delinquencies or missed payments from issuers of TruPS and credit risks in our portfolio of commercial real estate loans. This will likely cause reductions in our net investment income, increases in our provision for loan losses, decreases in the fair value of our assets and may reduce the cash flows we receive from our securitizations.

To finance investments in our commercial loan portfolio in the future, management will seek to structure match funded financing opportunities through the use of restricted cash in, and through the reinvestment of repayment amounts received under, our current loan securitizations and through loan participations, bank lines of credit, joint-venture opportunities, while making investments that generate an attractive return.

Interest rate environment. Interest rates experienced significant volatility during the year ended December 31, 2009. Continued volatility in interest rates may impact the fair value of our investments and/or the net investment income generated by those investments in the future.

We do not expect that an increase or decrease in interest rates would dramatically impact our net investment income generated by our commercial loan portfolios. We use floating rate line of credit borrowings and long-term floating rate CDO notes payable to finance our investments. To the extent the amount of fixed-rate commercial loans are not directly offset by matching fixed-rate CDO notes payable, we utilize interest rate derivative contracts to convert our floating rate liabilities into fixed-rate liabilities, effectively match funding our assets with our liabilities.

Our investments in debt securities are comprised of TruPS, subordinated debentures, unsecured debt securities and CMBS held by our consolidated CDO entities. These securities bear fixed and floating interest rates. A large portion of these fixed-rate securities are hybrid instruments, which convert to floating rate securities after a five or ten year fixed-rate period. We have financed these securities through the issuance of floating rate and fixed-rate CDO notes payable. A large portion of the CDO notes payable are floating rate instruments, and we use interest rate swaps to effectively convert this floating rate debt into fixed-rate debt during the period in which our investments in securities are paid at a fixed coupon rate. By using this interest rate hedging strategy, we believe we have effectively match-funded our assets with liabilities, and their cash flows, during the fixed-rate period of our investments in securities. An increase or decrease in interest rates will generally not impact our net investment income generated by our investments in securities. However, an increase or decrease in interest rates will affect the fair value of our investments in securities, which will generally be reflected in our financial statements as changes in the fair value of financial instruments.

Prepayment rates. Prepayment rates generally increase when interest rates fall and decrease when interest rates rise, but changes in prepayment rates are difficult to predict. Prepayment rates on our assets also may be affected by other factors, including, without limitation, conditions in the housing, real estate and financial markets, general economic conditions and the relative interest rates on adjustable-rate and fixed-rate loans. If interest rates begin to fall, triggering an increase in prepayment rates in our commercial loan portfolio and our net investment income may decrease. However, the lack of financing alternatives may cause loans to extend and provide an opportunity to increase the net investment income. While interest rates have decreased substantially during 2009, prepayment rates have not increased due to the lack of mortgage financing in the current economic and credit environments.

Commercial real estate lack of liquidity and reduced performance. The market for financing sources, such as CMBS, for commercial real estate is constrained. This creates an increased risk of defaults upon the maturity of loans due to the lack of sources of refinancing. Due to current economic conditions, the multi-family, office and retail sectors of commercial real estate are seeing increased vacancy levels and reduced rents. We cannot predict the severity of future increases in vacancy levels and reductions of rent.

Critical Accounting Estimates and Policies

We consider the accounting policies discussed below to be critical to an understanding of how we report our financial condition and results of operations because their application places the most significant demands on the judgment of our management.

Our financial statements are prepared on the accrual basis of accounting in accordance with GAAP. The preparation of financial statements in conformity with GAAP requires management to make use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

Revenue Recognition for Investment Income. We recognize interest income from investments in debt and other securities, commercial mortgages and mezzanine loans on a yield to maturity basis. Upon the acquisition of a loan at a discount, we assess the portions of the discount that constitutes accretable yields and non-accretable differences. The accretable yield represents the excess of our expected cash flows from the loan over the amount we paid for the loan. That amount, the accretable yield, is accreted to interest income over the remaining life of the loan. Many of our commercial mortgages and mezzanine loans provide for the accrual of interest at specified rates which differ from current payment terms. Interest income is recognized on such loans at the accrual rate subject to management’s determination that accrued interest and outstanding principal are ultimately collectible. Management evaluates loans for non-accrual status each reporting period. Payments received for loans on non-accrual status are applied to principal until the loan is removed from non-accrual status. Past due interest is recognized on non-accrual loans when they are removed from non-accrual status and are making current interest payments. For investments that we did not elect to record at fair value under FASB ASC Topic 825, “Financial Instruments”, origination fees and direct loan origination costs are deferred and amortized to net investment income, using the effective interest method, over the contractual life of the underlying loan security or loan, in accordance with FASB ASC Topic 310, “Receivables.” For investments that we elected to record at fair value under FASB ASC Topic 825, origination fees and direct loan costs are recorded in income and are not deferred. We recognize interest income from interests in certain securitized financial assets on an estimated effective yield to maturity basis. Management estimates the current yield on the amortized cost of the investment based on estimated cash flows after considering prepayment and credit loss experience.

Recognition of Rental Income. We generate rental income from tenant rent and other tenant-related activities at our consolidated real estate properties. For multi-family real estate properties, we record rental income when due from residents, and recognize it monthly as it is earned and realizable, under lease terms which are generally for periods of one year or less. For retail and office real estate properties, we recognize rental income on a straight-line basis from the later of the date of the commencement of the lease or the date of acquisition of the property subject to existing leases, which averages minimum rents over the terms of the leases. Leases also typically provide for tenant reimbursement of a portion of common area maintenance and other operating expenses to the extent that a tenant’s pro rata share of expenses exceeds a base year level set in the lease.

Recognition of Fees and other income. We generate fee and other income through our various subsidiaries by (a) providing ongoing asset management services to investment portfolios under cancelable management agreements, (b) providing or arranging to provide financing to our borrowers and (c) providing advisory services to our customers. We recognize revenue for these activities when the fees are fixed or determinable, are evidenced by an arrangement, collection is reasonably assured and the services under the arrangement have been provided. While we may receive asset management fees when they are earned, we eliminate earned asset management fees from CDOs while such CDOs are consolidated. During the years ended December 31, 2009, 2008 and 2007, we received $16.1 million, $23.2 million, and $26.0 million, respectively, of earned asset management fees, of which we eliminated $7.0 million, $12.2 million, and $19.1 million, respectively, associated with consolidated CDOs.

Investments in Loans. We invest in commercial mortgages, mezzanine loans, debt securities and other loans. We account for our investments in commercial mortgages, mezzanine loans and other loans at amortized cost. The carrying value of these investments is adjusted for origination discounts/premiums, nonrefundable fees and direct costs for originating loans which are amortized into income on a level yield basis over the terms of the loans.

Allowance for Losses, Impaired Loans and Non-accrual Status. We maintain an allowance for losses on our investments in commercial mortgages, mezzanine loans, and other loans. Management’s periodic evaluation of the adequacy of the allowance is based upon expected and inherent risks in the portfolio, the estimated value of underlying collateral, and current economic conditions. Management reviews loans for impairment and establishes specific reserves when a loss is probable and reasonably estimable under the provisions of FASB ASC Topic 310, “Receivables.” As part of the detailed loan review, we consider many factors about the specific loan, including payment history, asset performance, borrower’s financial capability and other characteristics. If any trends or characteristics indicate that it is probable that other loans, with similar characteristics to those of impaired loans, have incurred a loss, we consider whether an allowance for loss is needed pursuant to FASB ASC Topic 450, “Contingencies.” Management evaluates loans for non-accrual status each reporting period. A loan is placed on non-accrual status when the loan payment deficiencies exceed 90 days. Payments received for non-accrual or impaired loans are applied to principal until the loan is removed from non-accrual status or no longer impaired. Past due interest is recognized on non-accrual loans when they are removed from non-accrual status and are making current interest payments. The allowance for losses is increased by charges to operations and decreased by charge-offs (net of recoveries). Management charges off impaired loans when the investment is no longer realizable and legally discharged.

Investments in Real Estate. Investments in real estate are shown net of accumulated depreciation. We capitalize all costs related to the improvement of the real property and depreciate those costs on a straight-line basis over the useful life of the asset. We depreciate real property using the following useful lives: buildings and improvements—30 years; furniture, fixtures, and equipment—5 to 10 years; and tenant improvements—shorter of the lease term or the life of the asset. Costs for ordinary maintenance and repairs are charged to expense as incurred.

We acquire real estate assets either directly or through the conversion of our investments in loans into owned real estate. Acquisitions of real estate assets and any related intangible assets are recorded initially at fair value under FASB ASC Topic 805, “Business Combinations.” Fair value is determined by management based on market conditions and inputs at the time the asset is acquired. All expenses incurred to acquire a real estate asset are expensed as incurred.

Management reviews our investments in real estate for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The review of recoverability is based on an estimate of the future undiscounted cash flows (excluding interest charges) expected to result from the long-lived asset’s use and eventual disposition. These cash flows consider factors such as expected future operating income, trends and prospects, as well as the effects of leasing demand, competition and other factors. If impairment exists due to the inability to recover the carrying value of a long-lived asset, an impairment loss is recorded to the extent that the carrying value exceeds the estimated fair value of the property.

Investments in Securities. We account for our investments in securities under FASB ASC Topic 320, “Investments—Debt and Equity Securities”, and designate each investment security as a trading security, an available-for-sale security, or a held-to-maturity security based on our intent at the time of acquisition. Trading securities are recorded at their fair value each reporting period with fluctuations in fair value reported as a component of earnings. Available-for-sale securities are recorded at fair value with changes in fair value reported as a component of other comprehensive income (loss). We classify certain available-for-sale securities as trading securities when we elect to record them under the fair value option in accordance with FASB ASC Topic 825, “Financial Instruments.” See “k. Fair Value of Financial Instruments.” Upon the sale of an available-for-sale security, the realized gain or loss on the sale will be recorded as a component of earnings in the respective period. Held-to-maturity investments are carried at amortized cost at each reporting period.

We account for investments in securities where the transfer meets the criteria as a financing under FASB ASC Topic 860, “Transfers and Servicing”, at amortized cost. Our investments in security-related receivables represent securities that were transferred to issuers of collateralized debt obligations, or CDOs, in which the transferors maintained some level of continuing involvement.

We use our judgment to determine whether an investment in securities has sustained an other-than-temporary decline in value. If management determines that an investment in securities has sustained an other-than-temporary decline in its value, the investment is written down to its fair value by a charge to earnings, and we establish a new cost basis for the investment. Our evaluation of an other-than-temporary decline is dependent on the specific facts and circumstances. Factors that we consider in determining whether an other-than-temporary decline in value has occurred include: the estimated fair value of the investment in relation to our cost basis; the financial condition of the related entity; and the intent and ability to retain the investment for a sufficient period of time to allow for recovery of the fair value of the investment.

Transfers of Financial Assets. We account for transfers of financial assets under FASB ASC Topic 860 as either sales or financings. Transfers of financial assets that result in sales accounting are those in which (1) the transfer legally isolates the transferred assets from the transferor, (2) the transferee has the right to pledge or exchange the transferred assets and no condition both constrains the transferee’s right to pledge or exchange the assets and provides more than a trivial benefit to the transferor, and (3) the transferor does not maintain effective control over the transferred assets. If the transfer does not meet these criteria, the transfer is accounted for as a financing. Financial assets that are treated as sales are removed from our accounts with any realized gain (loss) reflected in earnings during the period of sale. Financial assets that are treated as financings are maintained on the balance sheet with proceeds received from the legal transfer reflected as securitized borrowings, or security-related receivables.

Derivative Instruments. We may use derivative financial instruments to hedge all or a portion of the interest rate risk associated with our borrowings. Certain of the techniques used to hedge exposure to interest rate fluctuations may also be used to protect against declines in the market value of assets that result from general trends in debt markets. The principal objective of such agreements is to minimize the risks and/or costs associated with our operating and financial structure as well as to hedge specific anticipated transactions.

In accordance with FASB ASC Topic 815, “Derivatives and Hedging”, we measure each derivative instrument (including certain derivative instruments embedded in other contracts) at fair value and record such amounts in our consolidated balance sheet as either an asset or liability. For derivatives designated as fair value hedges, derivatives not designated as hedges, or for derivatives for which we elected the fair value option under FASB ASC Topic 825, the changes in fair value of the derivative instrument are recorded in earnings. For derivatives designated as cash flow hedges, the changes in the fair value of the effective portions of the derivative are reported in other comprehensive income. Changes in the ineffective portions of cash flow hedges are recognized in earnings.

Fair Value of Financial Instruments. In accordance with FASB ASC Topic 820, “Fair Value Measurements”, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity for disclosure purposes. Assets and liabilities recorded at fair value in the consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their value. Hierarchical levels, as defined in FASB ASC Topic 820, “Fair Value Measurements” and directly related to the amount of subjectivity associated with the inputs to fair valuations of these assets and liabilities, are as follows:

•

Level 1: Valuations are based on unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date. The types of assets carried at level 1 fair value generally are equity securities listed in active markets. As such, valuations of these investments do not entail a significant degree of judgment.

•

Level 2: Valuations are based on quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Fair value assets and liabilities that are generally included in this category are unsecured REIT note receivables, commercial mortgage-backed securities, or CMBS, receivables and certain financial instruments classified as derivatives where the fair value is based on observable market inputs.

•

Level 3: Inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset. Generally, assets and liabilities carried at fair value and included in this category are TruPS and subordinated debentures, trust preferred obligations and CDO notes payable where observable market inputs do not exist.

The availability of observable inputs can vary depending on the financial asset or liability and is affected by a wide variety of factors, including, for example, the type of investment, whether the investment is new, whether the investment is traded on an active exchange or in the secondary market, and the current market condition. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by us in determining fair value is greatest for instruments categorized in level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair value is a market-based measure considered from the perspective of a market participant who holds the asset or owes the liability rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, our own assumptions are set to reflect those that management believes market participants would use in pricing the asset or liability at the measurement date. We use prices and inputs that management believes are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be transferred from Level 1 to Level 2 or Level 2 to Level 3.

Many financial institutions have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that we and others are willing to pay for an asset. Ask prices represent the lowest price that we and others are willing to accept for an asset. For financial instruments whose inputs are based on bid-ask prices, we do not require that fair value always be a predetermined point in the bid-ask range. Our policy is to allow for mid-market pricing and adjusting to the point within the bid-ask range that results in our best estimate of fair value.

Fair value for certain of our Level 3 financial instruments is derived using internal valuation models. These internal valuation models include discounted cash flow analyses developed by management using current interest rates, estimates of the term of the particular instrument, specific issuer information and other market data for securities without an active market. In accordance with FASB ASC Topic 820, the impact of our own credit spreads is also considered when measuring the fair value of financial assets or liabilities, including derivative contracts. Where appropriate, valuation adjustments are made to account for various factors, including bid-ask spreads, credit quality and market liquidity. These adjustments are applied on a consistent basis and are based on observable inputs where available. Management’s estimate of fair value requires significant management judgment and is subject to a high degree of variability based upon market conditions, the availability of specific issuer information and management’s assumptions.

For further discussion on fair value of our financial instruments, see “Item 8. Financial Statements and Supplementary Data. Note 9: Fair Value of Financial Instruments.”

Recent Accounting Pronouncements. On January 1, 2009, we adopted accounting standards classified under FASB ASC Topic 805, “Business Combinations”. Among other things, this standard broadened the scope to include all transactions where an acquirer obtains control of one or more other businesses; retains the guidance to recognize intangible assets separately from goodwill; requires, with limited exceptions, that all assets acquired and liabilities assumed, including certain of those that arise from contractual contingencies, be measured at their acquisition date fair values; requires most acquisition and restructuring-related costs to be expensed as incurred; requires that step acquisitions, once control is acquired, be recorded at the full amounts of the fair values of the identifiable assets, liabilities and the noncontrolling interest in the acquiree; and replaces the reduction of asset values and recognition of negative goodwill with a requirement to recognize a gain in earnings. The adoption of this standard did not have any effect on our historical financial statements. See Note 6 for the application of this standard to transactions that occurred during the year ended December 31, 2009.

On January 1, 2009, we adopted accounting standards classified under FASB ASC Topic 810, “Consolidation”. This standard established accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. This standard also established disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. Upon adoption, we reclassified amounts in our historical balance sheet financial statement caption “minority interests” to the new caption promulgated by this standard, “noncontrolling interests”. The new caption is presented within equity on the consolidated balance sheet. Furthermore, the allocation of any net income to noncontrolling interests is also presented in our consolidated statements of operations, however it is presented below net income. Upon adoption, all prior periods presented were reclassified to be comparable to the current period presentation.

On January 1, 2009, we adopted accounting standards classified under FASB ASC Topic 815 “Derivatives and Hedging”. This standard required enhanced disclosure related to derivatives and hedging activities and thereby seeks to improve the transparency of financial reporting. Under this standard, entities are required to provide enhanced disclosures relating to: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedge items are accounted for; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. The adoption of this standard did not have a material effect on our financial statements. See Note 8 for disclosures required by this standard.

On January 1, 2009, we adopted accounting standards classified under FASB ASC Topic 470, “Debt”. This standard clarified the accounting for convertible debt instruments that may be settled in cash (including partial cash settlement) upon conversion. This standard requires issuers to account separately for the liability and equity components of certain convertible debt instruments in a manner that reflects the issuer’s nonconvertible debt (unsecured debt) borrowing rate when interest cost is recognized. The equity component is presented in shareholders’ equity and the accretion of the resulting discount on the debt is recognized as part of interest expense in the consolidated statement of operations. This standard requires retrospective application to the terms of instruments as they existed for all periods presented. Upon adoption, we recorded a discount on our issued and outstanding convertible senior notes of $2.0 million. This discount reflects the fair value of the embedded conversion option within the convertible debt instruments and was recorded as an increase to additional paid in capital. The fair value was calculated by discounting the cash flows required in our convertible debt agreement by a discount rate that represents management’s estimate of our senior, unsecured, non-convertible debt borrowing rate at the time when the convertible senior notes were issued. The discount will be amortized to interest expense through April 15, 2012, the date at which holders of our convertible senior notes could require repayment. Upon adoption, all prior periods were restated to reflect the retrospective application of this standard to all prior periods. The amortization recorded during the years ended December 31, 2009, 2008 and 2007 was $0.4 million, $0.6 million and $0.2 million, respectively.

On January 1, 2009, we adopted accounting standards classified under FASB ASC Topic 860, “Transfers and Servicing”. This standard provides guidance on accounting for a transfer of a financial asset and a repurchase financing. This standard presumes that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement (linked transaction). However, if certain criteria are met, the initial transfer and repurchase financing are not evaluated as a linked transaction and shall be evaluated separately. The adoption of this standard did not have a material effect on our consolidated financial statements.

On January 1, 2009, we adopted accounting standards classified under FASB ASC Topic 260, “Earnings Per Share”. This standard clarified whether instruments granted in share-based payment transactions should be included in the computation of earnings per share using the two-class method prior to vesting. This standard is effective for financial statements issued for fiscal years beginning after December 15, 2008. Upon adoption, we classified unvested restricted shares issued under our 2008 Equity Compensation plan as participating securities. These unvested restricted shares participate equally in dividends and earnings with all of our outstanding common shares. Prior to this standard, unvested restricted shares were only included in our diluted earnings per share computation under the treasury stock method.

In April 2009, the FASB issued accounting standards classified under FASB ASC Topic 320, “Investments—Debt and Equity Securities”. This standard amended the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This standard does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. This standard is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of this standard did not have a material effect on our consolidated financial statements.

In April 2009, the FASB issued accounting standards classified under FASB ASC Topic 825, “Financial Instruments”. This standard amended existing guidance to require disclosures about the fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This standard also amended existing guidance to require those disclosures in summarized financial information at interim reporting periods. This standard is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009 if a company also elects to early adopt this standard. The adoption of this standard did not have a material effect on our consolidated financial statements. See Note 9 for disclosures required by this standard.

In April 2009, the FASB issued accounting standards classified under FASB ASC Topic 820, “Fair Value Measurements and Disclosures”. This standard amended existing guidance to provide additional guidance on estimating fair value when the volume and level of transaction activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. This standard also provides additional guidance on circumstances that may indicate that a transaction is not orderly. This standard is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of this standard did not have a material effect on our consolidated financial statements.

In May 2009, the FASB issued accounting standards classified under FASB ASC Topic 855, “Subsequent Events”. This standard codifies the guidance regarding the disclosure of events occurring subsequent to the balance sheet date. This standard does not change the definition of a subsequent event (i.e. an event or transaction that occurs after the balance sheet date but before the financial statements are issued) but requires disclosure of the date through which subsequent events were evaluated when determining whether adjustment to or disclosure in the financial statements is required. This standard was effective for us for the year ended December 31, 2009. We evaluated subsequent events and have provided the appropriate disclosures on subsequent events identified. The adoption of this standard did not have a material effect on our consolidated financial statements.

In June 2009, the FASB issued accounting standards classified under FASB ASC Topic 860, “Transfers and Servicing”, and accounting standards classified under FASB ASC Topic 810, “Consolidation”. The accounting standard classified unders FASB Topic 860 will eliminate the concept of a qualified special purpose entity, or QSPE, change the requirements for derecognizing financial assets, and require additional disclosures about transfers of financial assets, including securitization transactions and continuing involvement with transferred financial assets. The accounting standard classified under FASB Topic 810 will change the determination of when a variable interest entity, or VIE, should be consolidated. Under this standard, the determination of whether to consolidate a VIE is based on the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance together with either the obligation to absorb losses or the right to receive benefits that could be significant to the VIE, as well as the VIE’s purpose and design. Both of these accounting standards are effective for fiscal years beginning after November 15, 2009. Management is currently evaluating the impact that these standards may have on our consolidated financial statements.

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements.” This accounting standard will require new disclosures for significant transfers in and out of Level 1 and 2 fair value measurements and describe the reasons for the transfer and for Level 3 fair value measurements new disclosures will require entities to present information separately for purchases, sales, issuances, and settlements. This accounting standard will also update existing disclosures by providing fair value measurement disclosures for each class of assets and liabilities and provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. The new disclosures and clarifications on the existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about the purchase, sales, issuances, and settlements in the roll forward activity for Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Management is currently evaluating the impact this accounting standard may have on our consolidated financial statements.

Performance Measures

Assets Under Management

We use assets under management, or AUM, as a tool to measure our financial and operating performance. The following defines this measure and describes its relevance to our financial and operating performance:

Assets under management represents the total assets that we own or are managing for third parties. While not all AUM generates fee income, it is an important operating measure to gauge our asset growth, volume of originations, size and scale of our operations and our financial performance. AUM includes our total investment portfolio and assets associated with unconsolidated CDOs for which we derive asset management fees.

The table below summarizes our assets under management as of December 31, 2009 and December 31, 2008 (dollars in thousands):

	Assets Under Management at December 31, 2009	Assets Under Management at December 31, 2008
Commercial real estate portfolio (1)	$2,084,685	$2,162,436
Residential mortgage portfolio (2)	—	3,611,860
European portfolio (3)	1,878,601	1,928,462
U.S. TruPS portfolio (4)	6,162,790	6,478,945
Other investments	777	180

Total	$10,126,853	$14,181,883

(1)	As of December 31, 2009 and December 31, 2008, our commercial real estate portfolio was comprised of $1.2 billion and $1.5 billion, respectively, of assets collateralizing RAIT I and RAIT II, $738.2 million and $350.5 million, respectively, of investments in real estate and $106.6 million and $254.9 million, respectively, of commercial mortgages, mezzanine loans and preferred equity interests that were not securitized.
(2)	On July 16, 2009, we sold our retained interests in the securitizations collateralized by our residential mortgage portfolio.
(3)	Our European portfolio is comprised of assets collateralizing Taberna Europe I and Taberna Europe II.
(4)	Our U.S. TruPS portfolio is comprised of assets collateralizing Taberna I through Taberna IX, and includes TruPS and subordinated debentures, unsecured REIT note receivables, CMBS receivables, other securities, commercial mortgages and mezzanine loans.

REIT Taxable Income

To qualify as a REIT, we are required to make annual distributions to our shareholders in an amount at least equal to 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains. In addition, to avoid certain U.S. federal excise taxes, we are required to make distributions to our shareholders in an amount at least equal to 90% of our REIT taxable income for each year. Because we expect to make distributions based on the foregoing requirements, and not based on our earnings computed in accordance with GAAP, we expect that our distributions may at times be more or less than our reported earnings as computed in accordance with GAAP.

Our board of trustees decided in January 2010 that its review and determination of dividends on RAIT’s common shares will be made when a full year of REIT taxable income is available. The board will continue to monitor RAIT’s estimated REIT taxable income during the year and intends to declare a dividend, if any, in at least the amount necessary to meet RAIT’s annual distribution requirements. The board will also consider the composition of any common dividends declared, including the option of paying a portion in cash and the balance in additional common shares. Generally, dividends payable in stock are not treated as dividends for purposes of the deduction for dividends, or as taxable dividends to the recipient. However, the Internal Revenue Service, in Revenue Procedure 2010-12, has given guidance with respect to certain stock distributions by publicly traded REITS. That Revenue Procedure applies to distributions made on or after January 1, 2008 and declared with respect to a taxable year ending on or before December 31, 2011. It provides that publicly-traded REITs can distribute stock (common shares in our case) to satisfy their REIT distribution requirements if stated conditions are met. These conditions include that at least 10% of the aggregate declared distributions be paid in cash and the shareholders be permitted to elect whether to receive cash or stock, subject to the limit set by the REIT on the cash to be distributed in the aggregate to all shareholders. RAIT did not use this Revenue Procedure with respect to any distributions for its 2009 taxable year, but has the option to do so for distributions with respect to 2010 or 2011. The board expects to continue to review and determine the dividends on RAIT’s preferred shares on a quarterly basis.

Total taxable income and REIT taxable income are non-GAAP financial measurements, and do not purport to be an alternative to reported net income determined in accordance with GAAP as a measure of operating performance or to cash flows from operating activities determined in accordance with GAAP as a measure of liquidity. Our total taxable income represents the aggregate amount of taxable income generated by us and by our domestic and foreign TRSs. REIT taxable income is calculated under U.S. federal tax laws in a manner that, in certain respects, differs from the calculation of net income pursuant to GAAP. REIT taxable income excludes the undistributed taxable income of our domestic TRSs, which is not included in REIT taxable income until distributed to us. Subject to TRS value limitations, there is no requirement that our domestic TRSs distribute their earnings to us. REIT taxable income, however, generally includes the taxable income of our foreign TRSs because we will generally be required to recognize and report our taxable income on a current basis. Since we are structured as a REIT and the Internal Revenue Code requires that we distribute substantially all of our net taxable income in the form of distributions to our shareholders, we believe that presenting the information management uses to calculate REIT net taxable income is useful to investors in understanding the amount of the minimum distributions that we must make to our shareholders so as to comply with the rules set forth in the Internal Revenue Code. Because not all companies use identical calculations, this presentation of total taxable income and REIT taxable income may not be comparable to other similarly titled measures as determined and reported by other companies.

The table below reconciles the differences between reported net income (loss), total taxable income and estimated REIT taxable income for the three years ended December 31, 2009 (dollars in thousands):

	For the Years Ended December 31
	2009	2008	2007
Net income (loss), as reported	$(440,981)	$(619,185)	$(437,478)
Add (deduct):
Provision for losses	226,567	145,584	21,044
Charge-offs on allowance for losses	(136,822)	—	—
Domestic TRS book-to-total taxable income differences:
Income tax provision (benefit)	(958)	(2,137)	(10,784)
Fees received and deferred in consolidation	—	1,080	26,947
Stock compensation, forfeitures and other temporary tax differences	829	6,060	24,577
Capital losses not offsetting capital gains and other temporary tax differences	—	32,059	1,153
Asset impairments, net of noncontrolling interests of $(85,800) for the year ended December 31, 2007	46,015	67,052	431,652
Capital losses not offsetting capital gains and other temporary tax differences	377,096	—	(17,471)
Change in fair value of financial instruments, net of noncontrolling interests (1)	(23,822)	346,401	—
Amortization of intangible assets	1,407	17,077	61,269
CDO investments aggregate book-to-taxable income differences (2)	(69,314)	111,338	60,318
Accretion of (premiums) discounts	(211)	(3,562)	2,515
Other book to tax differences	189	1,118	4,779

Total taxable income (loss)	(20,005)	102,885	168,521
Less: Taxable income attributable to domestic TRS entities	(4,051)	(21,278)	(23,846)
Plus: Dividends paid by domestic TRS entities	5,013	25,750	16,103
Less: Deductible preferred dividends	—	(13,641)	(11,817)

Estimated REIT taxable income (loss)	$(19,043)	$93,716	$148,961

(1)	Change in fair value of financial instruments is reported net of allocation to noncontrolling interests of $(22,259), $(206,036) and $0, for the years ended December 31, 2009, 2008 and 2007, respectively.
(2)	Amounts reflect the aggregate book-to-taxable income differences and are primarily comprised of (a) unrealized gains on interest rate hedges within CDO entities that Taberna consolidated, (b) amortization of original issue discounts and debt issuance costs and (c) differences in tax year-ends between Taberna and its CDO investments.

For the year ended December 31, 2009, we paid no common dividends. For tax reporting purposes, the preferred dividends that we paid in 2009 were classified as 100% return of capital for those shareholders who held our preferred shares for the entire year.

For the year ended December 31, 2008, we paid common dividends totaling $108.2 million, or $1.73 per common share, of which $0.46 was declared in 2007 and $1.27 was declared in 2008. For tax reporting purposes, the dividends that we paid in 2008 were classified as 92.0% ($1.5921) ordinary income and 8.0% ($0.1379) return of capital for those shareholders who held our common shares for the entire year.

Results of Operations

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenue

Investment interest income. Investment interest income decreased $309.3 million, or 44.7%, to $382.0 million for the year ended December 31, 2009 from $691.3 million for the year ended December 31, 2008. This net decrease was primarily attributable to decreases in interest income of: $111.7 million resulting from the disposition of the Taberna III, Taberna IV, Taberna VI and Taberna VII securitizations in June 2009 and $109.6 million resulting from the disposition of the residential mortgage portfolio in July 2009. The remaining decrease primarily resulted from $304.0 million in total principal amount of investments on non-accrual status as of December 31, 2009, 27 new properties, representing $515.5 million of investments in commercial loans, transitioned from loans to real estate owned since December 31, 2008 and the reduction in short-term LIBOR of approximately 2.2% during the year ended December 31, 2009 compared to the year ended December 31, 2008.

Investment interest expense. Investment interest expense decreased $229.7 million, or 47.3%, to $255.6 million for the year ended December 31, 2009 from $485.3 million for the year ended December 31, 2008. This net decrease was primarily attributable to decreases in interest expense of: $89.1 million resulting from the disposition of the Taberna III, Taberna IV, Taberna VI and Taberna VII securitizations in June 2009 and $101.5 million resulting from the disposition of the residential mortgage portfolio in July 2009. The remaining decrease is primarily attributable to $5.2 million resulting from repurchases of our convertible senior notes and the effect on our floating rate indebtedness from the reduction in short-term LIBOR of approximately 2.2% during the year ended December 31, 2009 compared to the year ended December 31, 2008.

Rental income. Rental income increased $27.2 million to $44.6 million for the year ended December 31, 2009 from $17.4 million for the year ended December 31, 2008. This increase was primarily attributable to 24 new properties, with direct real estate investments of $384.4 million, acquired or consolidated since December 31, 2008.

Fee and other income. Fee and other income increased $5.1 million, or 24.1%, to $26.5 million for the year ended December 31, 2009 from $21.4 million for the year ended December 31, 2008. We received $8.4 million of fee income from our restructuring advisory services, $6.2 million of property management fees and reimbursement income associated with our property management activities that we acquired in May 2009 offset by $7.5 million of lower origination fees from our domestic and European origination activities during the year ended December 31, 2009 as compared to 2008 and $2.0 million of decreased asset management fees resulting from decreased collateral performance in several of our managed CDOs.

Expenses

Real estate operating expense. Real estate operating expense increased $26.6 million to $41.4 million for the year ended December 31, 2009 from $14.8 million for the year ended December 31, 2008. This increase was primarily attributable to 24 new properties, with direct real estate investments of $384.4 million, acquired or consolidated since December 31, 2008.

Compensation expense. Compensation expense decreased $2.2 million, or 7.5%, to $27.6 million for the year ended December 31, 2009 from $29.8 million for the year ended December 31, 2008. This decrease was primarily due to a reduction in salary and bonus compensation costs of $5.3 million during the year ended December 31, 2009 and lower stock-based compensation amortization of $3.4 million resulting from the vesting of certain restricted shares and phantom units subsequent to December 31, 2008 offset by $6.5 million of compensation costs associated with the property management activities that were acquired in May 2009.

General and administrative expense. General and administrative expense decreased $0.1 million, or 0.7%, to $21.8 million for the year ended December 31, 2009 from $21.9 million for the year ended December 31, 2008. This decrease is primarily due to a $0.5 million decrease in investment monitoring costs due to the termination of a shared services agreement in July 2008 and $1.3 million of lower consulting and professional fees in 2009 as compared to 2008 offset by $1.7 million of higher insurance and rent expenses.

Provision for losses. The provision for losses relates to our investments in our residential mortgages and commercial mortgage loan portfolios. The provision for losses increased by $63.8 million for the year ended December 31, 2009 to $226.6 million as compared to $162.8 million for the year ended December 31, 2008. This increase is due to increased delinquencies in our residential mortgage portfolios during our ownership period and an increase in our impaired loans within our commercial real estate loan portfolio. During the year ended December 31, 2009, we have transitioned 27 loans to real estate owned properties, with direct real estate investments of $416.7 million, including two properties that have been sold and one property held for sale, and realized losses of $98.8 million when these loans were converted from impaired loans to owned real estate. While we believe we have properly reserved for the probable losses in our portfolio, we continually monitor our portfolio for evidence of loss and accrue additional provisions for loan losses as circumstances or conditions change.

Asset impairments. For the year ended December 31, 2009, we recorded asset impairments totaling $46.0 million that were associated with certain investments in loans and available-for-sale securities for which we did not elect the fair value option under FASB ASC Topic 825, “Financial Instruments.” In making this determination, management considered the estimated fair value of the investments in relation to our cost bases, the financial condition of the related entity and our intent and ability to hold the investments for a sufficient period of time to recover our investments. For the identified investments, management believes full recovery is not likely and wrote down the investments to their current recovery value, or estimated fair value. For the year ended December 31, 2008, we recorded asset impairments totaling $67.1 million that were associated with certain intangible assets and certain investments in loans, available-for-sale securities and other assets for which we did not elect the fair value option.

Depreciation expense. Depreciation expense increased $13.5 million to $19.7 million for the year ended December 31, 2009 from $6.2 million for the year ended December 31, 2008. This increase was primarily attributable to 24 new properties, with direct real estate investments of $384.4 million, acquired or consolidated since December 31, 2008 as well as increased depreciation of furniture and fixtures we added since December 31, 2008.

Amortization of intangible assets. Intangible amortization represents the amortization of intangible assets acquired from Taberna on December 11, 2006 and Jupiter Communities on May 1, 2009. Amortization expense decreased $15.7 million to $1.4 million for the year ended December 31, 2009 from $17.1 million for the year ended December 31, 2008. This decrease resulted from the full amortization of some of the identified intangibles ($59.5 million had a useful life of 18 months or less).

Other Income (Expense)

Interest and other income. Interest and other income increased $4.3 million to $5.6 million for the year ended December 31, 2009 from $1.3 million for the year ended December 31, 2008. This increase is primarily due to higher interest income attributable to cash deposits and non-operating income associated with the 24 new properties that we acquired or consolidated since December 31, 2008.

Gains (losses) on sale of assets. Gains (losses) on sale of assets are primarily attributable to the disposition of four Taberna securitizations and six residential mortgage securitizations. On June 25, 2009, we sold all of our retained interests and a portion of our non-investment grade debt in the four Taberna securitizations. On July 16, 2009, we sold all of our retained interests in our six residential mortgage securitizations. For the year ended December 31, 2009, we recorded losses on sale of assets of $313.8 million associated with the disposition of the Taberna securitizations and $61.8 million associated with the disposition of the residential mortgage portfolio.

Gains on extinguishment of debt. Gains on extinguishment of debt during the year ended December 31, 2009 are primarily attributable to the repurchase of $103.8 million in aggregate principal amount of convertible senior notes and $55.0 million in aggregate principal amount of CDO notes payable. The debt was repurchased from the market for a total purchase price of $60.7 million, including $2.2 million of accrued interest, and we recorded gains on extinguishment of debt of $97.8 million. On December 1, 2009, we completed an exchange offer for $34.0 million aggregate principal amount of convertible senior notes whereby we issued 8,126,000 of our common shares and paid $3.6 million of cash, including $0.5 million of accrued interest, as consideration. As a result of the exchange offer, we recorded gains on extinguishment of debt of $18.1 million.

Change in fair value of free-standing derivatives. The change in fair value of free-standing derivatives represents the earnings (loss) on (of) our first-dollar risk of loss associated with our warehouse facilities. During the year ended December 31, 2008, our warehouse agreements terminated with the respective financial institutions and we recorded a loss of $32.1 million on our warehouse deposits. We have no further obligations under these warehouse agreements and we have not entered into any new warehouse facilities subsequent to December 31, 2008.

Change in fair value of financial instruments. The change in fair value of financial instruments pertains to the financial assets, liabilities and derivatives as to which we have elected to record fair value adjustments under FASB ASC Topic 825, “Financial Instruments.” Our election to record these assets at fair value was effective on January 1, 2008, the effective date of the fair value option. Our election impacted the majority of our assets within our investments in securities and any related CDO notes payable and derivative instruments used to finance such assets. During the years ended December 31, 2009 and 2008, the fair value adjustments we recorded were as follows (dollars in thousands):

	For the Year Ended December 31
Description	2009	2008
Change in fair value of trading securities and security-related receivables	$(158,273)	$(1,737,305)
Change in fair value of CDO notes payable, trust preferred obligations and other liabilities	153,459	1,579,689
Change in fair value of derivatives	6,377	(394,821)

Change in fair value of financial instruments	$1,563	$(552,437)

Income tax benefit (provision). We maintain several domestic and foreign TRS entities that are subject to U.S. federal, state and local income taxes and foreign taxes. For the year ended December 31, 2009, the total benefit for income taxes was $1.0 million, a decrease of $1.1 million from a benefit of $2.1 million for the year ended December 31, 2008. The tax benefits were primarily attributable to operating losses at several of our domestic TRS entities during the years ended December 31, 2009 and 2008.

Discontinued operations. Income (loss) from discontinued operations increased $1.3 million to a loss of $0.8 million for the year ended December 31, 2009 compared to a loss of $2.1 million for the year ended December 31, 2008 primarily due to the timing of properties acquired, sold or deconsolidated during the respective periods. Additionally, we recorded a $2.1 million loss on a VIE that was deconsolidated in March 2009 offset by a gain of $0.5 million on a property that was sold in July 2009.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenue

Investment interest income. Investment interest income decreased $201.9 million, or 22.6%, to $691.3 million for the year ended December 31, 2008 from $893.2 million for the year ended December 31, 2007. This net decrease was primarily attributable to: decreases in interest income of $120.1 million on approximately $1.5 billion of investments resulting from the deconsolidation of our Taberna II and Taberna V CDOs during the latter half of 2007, $17.7 million from the sale of other securities subsequent to December 31, 2007 and $25.2 million from approximately $469.7 million in repayments on our residential mortgage loans; these decreases were offset by an increase in interest income of $36.6 million from the closing and consolidation of Taberna VIII in March 2007 and Taberna IX in June 2007. The remaining decrease was primarily related to the reduction in short-term LIBOR of approximately 2.4% during the year ended December 31, 2008 compared to the year ended December 31, 2007 and $879.7 million in total principal amount of investments on non-accrual status as of December 31, 2008 compared to $287.9 million as of December 31, 2007.

Investment interest expense. Investment interest expense decreased $213.5 million, or 30.6%, to $485.3 million for the year ended December 31, 2008 from $698.6 million for the year ended December 31, 2007. This net decrease was primarily attributable to: decreases in interest expense of $97.0 million on approximately $1.5 billion of indebtedness resulting from the deconsolidation of our Taberna II and Taberna V CDOs during the latter half of 2007, $42.4 million from reductions in our repurchase agreements and other indebtedness used to finance various investments on a short-term basis, $29.1 million from repayments of our residential mortgage-backed securities used to finance our residential mortgage portfolio and $3.0 million related to the write-off of unamortized deferred financing costs resulting from the termination of a line of credit in April 2007; these decreases were offset by increases in interest expense of $12.8 million from the issuance of CDO notes payable from RAIT II in June 2007, $6.6 million from the closing and consolidation of Taberna IX in June 2007 and $8.2 million from the issuance of convertible senior notes in April 2007. The remaining decrease was primarily related to the reduction in short-term LIBOR of approximately 2.4% during the year ended December 31, 2008 compared to the year ended

December 31, 2007 and the inclusion of interest cost of hedges as a component of the change in the fair value of financial instruments during the year ended December 31, 2008 due to the adoption of the fair value option, which is now classified under FASB ASC Topic 825, on January 1, 2008.

Rental income. Rental income increased $6.1 million, or 54.0%, to $17.4 million for the year ended December 31, 2008 from $11.3 million for the year ended December 31, 2007. This increase was primarily attributable to eight new properties, with direct real estate investments of $173.5 million, acquired or consolidated since December 31, 2007.

Fee and other income. Fee and other income decreased $4.3 million, or 17.0%, to $21.4 million for the year ended December 31, 2008 from $25.7 million for the year ended December 31, 2007. This decrease was primarily due to a structuring fee of $5.6 million that we received in connection with the completion of Taberna Europe I in January 2007. No structuring fees were earned during the year ended December 31, 2008. We received $2.5 million of lower origination fees from our domestic and European origination activities during the year ended December 31, 2008 compared to 2007 offset by $3.8 million of increased asset management fees resulting primarily from the deconsolidation of our Taberna II and Taberna V CDOs during the latter half of 2007 and the completion of Taberna Europe II in September 2007.

Expenses

Real estate operating expense. Real estate operating expense increased $4.8 million to $14.8 million for the year ended December 31, 2008 from $10.0 million for the year ended December 31, 2007. This increase was primarily attributable to eight new properties, with direct real estate investments of $173.5 million, acquired or consolidated since December 31, 2007.

Compensation expense. Compensation expense decreased $4.9 million, or 14.2%, to $29.8 million for the year ended December 31, 2008 from $34.7 million for the year ended December 31, 2007. This decrease was due to lower stock based compensation amortization of (i) $1.6 million resulting from phantom unit forfeitures from our executives in December 2007 and (ii) $2.3 million from the vesting of certain restricted share awards subsequent to December 31, 2007 and $5.4 million of reduced salary, bonus and other compensation costs offset by a $4.4 million increase associated with lower capitalized costs due to a reduction of commercial loan and domestic TruPS production.

General and administrative expense. General and administrative expense decreased $4.2 million, or 16.0%, to $21.9 million for the year ended December 31, 2008 from $26.1 million for the year ended December 31, 2007. This decrease is primarily due to a $1.0 million fee paid to Eton Park Capital Management for providing a standby commitment to purchase equity in the Taberna Europe I transaction that we closed in January 2007. No such fees were paid during the year ended December 31, 2008. In addition, during 2008, there were $1.3 million less travel and entertainment expenses, $2.5 million of lower costs for deals that will no longer be pursued, $0.6 million less investment monitoring costs and other decreased general and administrative costs offset by $2.6 million of increased legal expenses related to the class action securities lawsuit.

Stock forfeitures. Stock forfeitures resulted in $9.7 million of expense during 2007 due to the forfeiture of 322,000 phantom units by certain of our executive officers in December 2007. In January 2007, the board of trustees awarded these phantom units to our executive officers and had a grant date fair value of $11.8 million. The awards vested over four years. In December 2007, these executive officers voluntarily forfeited the awards which was treated as a capital contribution to us under FASB ASC Topic 718, “Compensation-Stock Compensation.” The unamortized portion of the forfeited awards was charged to stock forfeiture expense and recorded as an increase to additional paid-in capital.

Provision for losses. The provision for losses relates to our investments in residential mortgages and mortgage-related receivables and our commercial mortgage loan portfolio. The provision for losses increased by $141.1 million for the year ended December 31, 2008 to $162.8 million as compared to $21.7 million for the year ended December 31, 2007. After December 31, 2007, delinquencies in our residential mortgage portfolio increased by $184.3 million, including $86.7 million in real estate-owned, bankruptcy or foreclosure property, and by $124.8 million in our commercial loan portfolio. While we believe we have properly reserved for the probable losses in our portfolio, we continually monitor our portfolio for evidence of loss and accrue or adjust our loan loss reserve as circumstances or conditions change. As of December 31, 2008, $186.0 million of our commercial mortgages and mezzanine loans and $236.0 million of our residential mortgages and mortgage-related receivables were on non-accrual status.

Asset impairments. For the year ended December 31, 2008, we recorded asset impairments totaling $67.1 million that were associated with certain intangible assets and certain investments in loans, available-for-sale securities and other assets for which we did not elect FASB ASC Topic 825. In making this determination, management considered the estimated fair value of the investments in relation to our cost basis, the financial condition of the related entity and our intent and ability to hold the investments for a sufficient period of time to recover our investments. For the identified investments, management believed full recovery was not likely and wrote down the investments to their current recovery value, or estimated fair value. Asset impairments were comprised of $8.5 million of impairment in our investments in loans, $22.6 million of other-than-temporary impairment in available-for-sale securities and $6.9 million of other-than-temporary impairment in other assets. We evaluate intangible assets for impairment as events and circumstances change, in accordance with FASB ASC Topic 360, “Property, Plant, and Equipment.” Due to current market and economic conditions, management evaluated the carrying value of intangible assets and recorded impairment expense of $29.1 million during the year ended December 31, 2008. Asset impairments totaling $517.5 million for the year ended December 31, 2007 were recorded prior to the adoption of the fair value option, which is now classified as FASB ASC Topic 825, and were comprised of other-than-temporary impairment of $428.7 million associated with investments in securities, $13.2 million of impairment expense associated with intangible assets and $75.6 million of impairment associated with goodwill.

Depreciation expense. Depreciation expense increased $0.5 million to $6.2 million for the year ended December 31, 2008 from $5.7 million for the year ended December 31, 2007. This increase was primarily attributable to eight new properties, with direct real estate investments of $173.5 million, acquired or consolidated since December 31, 2007.

Amortization of intangible assets. Amortization expense decreased $44.2 million, or 72.1%, to $17.1 million for the year ended December 31, 2008 from $61.3 million for the year ended December 31, 2007. This decrease resulted from the full amortization or impairment of some of the identified intangibles ($34.8 million had a useful life of one year) recorded subsequent to or during the year ended December 31, 2007.

Other Income (Expense)

Interest and other income. Interest and other income decreased $12.5 million to $1.3 million for the year ended December 31, 2008 from $13.8 million for the year ended December 31, 2007. This decrease is due to reduced average cash and restricted cash balances during the year ended December 31, 2008 as compared to the year ended December 31, 2007 as well as reduced interest rates offered by financial institutions in 2008.

Gains (losses) on sales of assets. Gains on sale of assets were $0.8 million for the year ended December 31, 2008 compared to losses on sale of assets of $109.9 million for the year ended December 31, 2007. The gains on sale of assets during the year ended December 31, 2008 were associated with the sales of investments in securities and other assets. Losses on sales of assets was $109.9 million for the year ended December 31, 2007. The losses on sales of assets during 2007 was comprised of $10.2 million associated with the sales of other securities that we held in our investment portfolio and $99.7 million of losses relating to the sale of the net assets of Taberna II and Taberna V during 2007. In November and December 2007, we sold a portion of our interests in these CDOs such that we were not determined to be the primary beneficiary under accounting standards classified under FASB ASC Topic 810, “Consolidations”, of these VIEs. For accounting purposes, the deconsolidation of these VIEs is treated as a sale of their net assets for no consideration and a resulting gain from deconsolidation of VIEs.

Gains on extinguishment of debt. Gains on extinguishment of debt during the year ended December 31, 2008 are attributable to the repurchase of $40.8 million in aggregate principal amount of convertible senior notes, $25.0 million in principal amount of junior subordinated notes and $3.0 million in principal amount of CDO notes payable. The convertible senior notes were repurchased from the market for a total purchase price of $18.7 million and we recorded a gain on extinguishment of debt of $21.2 million, net of $0.9 million deferred financing costs that were written off associated with these convertible senior notes. The junior subordinated notes were repurchased from the market for a total purchase price of $5.2 million and we recorded a gain on extinguishment of debt of $19.2 million, net of $0.6 million deferred financing costs that were written off associated with these junior subordinated notes. The CDO notes payable were repurchased from the market for a total purchase price of $0.8 million and we recorded a gain on extinguishment of debt of $2.2 million.

Change in fair value of free-standing derivatives. The change in fair value of free-standing derivatives represents the earnings (loss) on (of) our first-dollar risk of loss associated with our warehouse facilities. During the year ended December 31, 2008, our warehouse agreements terminated with the respective financial institutions and we have recorded a loss of $32.1 million on our warehouse deposits. The write-off of these warehouse deposits were our only exposure under these warehouse agreements and we have no further obligations thereunder.

Change in fair value of financial instruments. The change in fair value of financial instruments pertains to the financial assets, liabilities and derivatives whereby we have elected to record fair value adjustments under the fair value option, which is now classified under FASB Topic 825. Our election to record these assets at fair value was effective on January 1, 2008, the effective date of the fair value option. Our election impacted the majority of our assets within our investments in securities and any related CDO notes payable and derivative instruments used to finance such assets. During the year ended December 31, 2008, the fair value adjustments we recorded were as follows (dollars in thousands):

Description	For the Year Ended December 31, 2008
Change in fair value of trading securities and security-related receivables	$(1,737,305)
Change in fair value of CDO notes payable, trust preferred obligations and other liabilities	1,579,689
Change in fair value of derivatives	(394,821)

Change in fair value of financial instruments	$(552,437)

Equity in income (loss) of equity method investments. Equity in income (loss) of equity method investments increased $1.0 million to income of $0.9 million for the year ended December 31, 2008 compared to loss of $0.1 million for the year ended December 31, 2007. The increase relates to the accretion on an investment in a property that was accounted for under the equity method.

Provision for income taxes. We maintain several domestic and foreign TRS entities that are subject to U.S. federal, state and local income taxes and foreign taxes. For the year ended December 31, 2008, the provision for income taxes was a benefit of $2.1 million, a decrease of $8.7 million from a benefit of $10.8 million for the year ended December 31, 2007. These tax benefits are primarily attributable to operating losses at several of our domestic TRS entities during the years ended December 31, 2008 and 2007.

Discontinued operations. Income (loss) from discontinued operations decreased $0.6 million to a loss of $2.1 million for the year ended December 31, 2008 compared to a loss of $1.5 million for the year ended December 31, 2007 primarily due to the timing of properties acquired, sold or deconsolidated during the respective periods. Additionally, we recorded a loss of $0.4 million on a property that was sold in September 2007.

Securitization Summary

Overview. We have used securitizations, mainly through CDOs, to match fund the interest rates and maturities of our assets with the interest rates and maturities of the related financing. This strategy has helped us reduce interest rate and funding risks on our portfolio for the long-term. To finance our investments in the foreseeable future, management will seek to structure match funded financing through reinvesting asset repayments in our existing securitizations, loan participations, bank lines of credit, joint-venture opportunities and other methods that preserve our capital while making investments that generate an attractive return.

A CDO is a securitization structure in which multiple classes of debt and equity are issued by a special purpose entity to finance a portfolio of assets. Cash flow from the portfolio of assets is used to repay the CDO liabilities sequentially, in order of seniority. The most senior classes of debt typically have credit ratings of “AAA” through “BBB–” and therefore can be issued at yields that are lower than the average yield of the securities backing the CDO. The debt tranches are typically rated based on portfolio quality, diversification and structural subordination. The equity securities issued by the CDO are the “first loss” piece of the capital structure, but they are entitled to all residual amounts available for payment after the obligations to the debt holders have been satisfied. Unlike typical securitization structures, the underlying assets in our CDO pool may be sold or repaid, subject to certain limitations, without a corresponding pay-down of the CDO debt, provided the proceeds are reinvested in qualifying assets.

We manage 13 CDO securitizations with varying amounts of retained or residual interests held by us. Four of these CDOs are consolidated in our financial statements as follows: Taberna Preferred Funding VIII, Ltd., or Taberna VIII, Taberna Preferred Funding IX, Ltd., or Taberna IX, RAIT CRE CDO I, Ltd., or RAIT I and RAIT Preferred Funding II, Ltd., or RAIT II. In general, we receive senior asset management fees, based on the amount of collateral assets, as a priority ahead of debt service payments. These CDOs contain interest coverage and overcollateralization triggers, or OC Triggers, that must be met in order for us to receive our subordinated management fees and our lower-rated debt or residual equity returns.

If the interest coverage or OC Triggers are not met, in a given period, then the cash flows are redirected from lower rated tranches and used to repay the principal amounts to the senior tranches of CDO notes payable. These conditions and the re-direction of cash flow continue until the triggers are met by curing the underlying payment defaults, paying down the CDO notes payable or other actions permitted under the relevant CDO indenture.

As of December 31, 2009, all of our CDOs we manage other than RAIT I and RAIT II , totaling $8.0 billion of our assets under management, were not passing their required interest coverage or OC Triggers and we received only senior asset management fees and interest on certain of the more senior-rated debt owned by us related to these CDO transactions. Events of default exist in four unconsolidated CDOs we manage, totaling $2.9 billion of our assets under management, as of February 2010 due to the non-payment of interest to certain non-controlling class note holders. An event of default may be cause for our removal as collateral manager of these CDOs in limited circumstances where an event of default is caused by a breach or default of the collateral manager. However, we do not believe these circumstances exist and do not expect these events of default will restrict our ability to continue to manage these entities and receive the senior asset management fees. We are unable to predict with certainty which CDOs, in the future, will experience events of default or which, if any, remedies the appropriate note holders may seek to exercise in the future. We continue to receive all of our management fees, interest and residual returns on our two commercial real estate CDOs, RAIT I and RAIT II, and all applicable interest coverage and OC Triggers continue to be met for these securitizations.

A summary of the CDO investments in our consolidated securitizations as of the most recent payment information is as follows (dollars in millions):

•

Taberna VIII—Taberna VIII has $713.0 million of total collateral, of which $85.1 million is defaulted. The current overcollateralization (O/C) test is failing at 93.6% with an O/C trigger of 103.5%. We have invested $133.0 million in this CDO. We do not expect to receive any distributions from this securitization other than our senior management fees for the foreseeable future.

•

Taberna IX—Taberna IX has $723.5 million of total collateral, of which $91.6 million is defaulted. The current O/C test is failing at 84.6% with an O/C trigger of 105.4%. We have invested $186.5 million in this CDO. We do not expect to receive any distributions from this securitization other than our senior management fees for the foreseeable future.

•

RAIT I—RAIT I has $1.0 billion of total collateral, of which $88.1 million is defaulted. The current O/C test is passing at 117.5% with an O/C trigger of 116.2%. We have invested $223.5 million in this CDO. We are currently receiving all distributions required by the terms of our retained interests in this securitization and are receiving all of our senior collateral management fees.

•

RAIT II—RAIT II has $821.8 million of total collateral, of which $24.3 million is defaulted. The current O/C test is passing at 115.2% with an O/C trigger of 111.7%. We have invested $230.7 million in this CDO. We are currently receiving all distributions required by the terms of our retained interests in this securitization and are receiving all of our senior collateral management fees.

Generally, our investments in the subordinated notes and equity securities in our consolidated CDOs are subordinate in right of payment and in liquidation to the senior notes issued by the CDOs. We may also own common shares, or the non-economic residual interest, in certain of the entities above.

Liquidity and Capital Resources

Liquidity is a measure of our ability to meet potential cash requirements, including ongoing commitments to repay borrowings, fund and maintain investments, pay distributions and other general business needs. The disruption in the credit markets has reduced our liquidity and capital resources and has generally increased the cost of any new sources of liquidity over historical levels. Due to current market conditions, the cash flow to us from a number of the securitizations we sponsored has been reduced or eliminated and we do not expect to sponsor new securitizations to provide us with long-term financing for the foreseeable future. We are seeking to expand our use of secured lines of credit while developing other financing resources that will permit us to originate or acquire new investments generating attractive returns while preserving our capital, such as loan participations and joint venture financing arrangements.

We expect to continue to receive substantial cash flow from our investment portfolio. Our securitizations RAIT I and RAIT II, collateralized by U.S. commercial real estate loans, continue to perform and make distributions on our retained interests and pay us management fees. While our managed securitizations secured by TruPS or European investments are currently failing several of their respective over-collateralization tests and/or have suffered events of default, we continue to receive our senior management fees from these securitizations. We believe our available cash and restricted cash balances, other financing arrangements, and cash flows from operations will be sufficient to fund our liquidity requirements for the next 12 months. Should our liquidity needs exceed our available sources of liquidity, we believe that our assets could be sold directly to raise additional cash. We may not be able to obtain additional financing when we desire to do so, or may not be able to obtain desired financing on terms and conditions acceptable to us. If we fail to obtain additional financing, our ability to maintain or grow our business will be constrained.

Our primary cash requirements are as follows:

•	to make investments and fund the associated costs;

•	to repay our indebtedness, including repurchasing or retiring our debt before it becomes due;

•	to pay our expenses, including compensation to our employees;

•	to pay U.S. federal, state, and local taxes of our TRSs;

•	to repurchase our common shares; and

•	to distribute a minimum of 90% of our REIT taxable income and to make investments in a manner that enables us to maintain our qualification as a REIT.

We intend to meet these liquidity requirements primarily through the following:

•	the use of our cash and cash equivalent balances of $25.0 million as of December 31, 2009;

•	cash generated from operating activities, including net investment income from our investment portfolio, and fee income generated by our vertically integrated commercial real estate platform;

•	proceeds from the sales of assets;

•	proceeds from future borrowings; and

•	proceeds from future offerings of our common and preferred shares.

Cash Flows

As of December 31, 2009 and 2008, we maintained cash and cash equivalents of $25.0 million and $27.5 million, respectively. Our cash and cash equivalents were generated from the following activities (dollars in thousands):

	For the Years Ended December 31
	2009	2008	2007
Cash flows from operating activities	$65,013	$141,998	$183,043
Cash flows from investing activities	253,004	542,525	(1,524,252)
Cash flows from financing activities	(320,446)	(785,047)	1,369,829

Net change in cash and cash equivalents	(2,429)	(100,524)	28,620
Cash and cash equivalents at beginning of period	27,463	127,987	99,367

Cash and cash equivalents at end of period	$25,034	$27,463	$127,987

Our principal source of cash flow is from our investing activities. Our cash inflow from investing activities primarily resulted from $269.5 million of principal repayments on loans and investments. The reduction in cash inflow from our investing activities during 2009 as compared to 2008 reflects the lower volume of repayments within our loans and investment portfolios.

The cash outflow from our financing activities during 2009 has declined when compared to 2008 due to a reduction in the amount of debt repayments or repurchases as well as reduction in dividends to common shares to zero during 2009, as compared to $108.1 million in 2008. The reduction in dividends on our common shares occurred because we recorded a loss for REIT taxable income purposes and therefore, we were not required to pay any dividends on our common shares to maintain our REIT status.

Our assets under management have historically been financed on a long-term basis through securitizations and our rights to cash flow from these portfolios are dependent on the terms of the debt and equity securities we hold in these securitizations. Several of our securitizations are currently failing several of their respective over-collateralization tests due to collateral defaults and are re-directing cash flow, associated with our retained interests, to repay principal on senior debt. See “Securitization Summary” above.

Our two commercial real estate securitized financing arrangements, RAIT I and RAIT II, include a revolving credit option that allows us to repay the AAA rated debt tranches totaling $475.0 million as loan repayments occur, and then draw up to the available committed amounts during the first five years of each facility. At December 31, 2009, these revolvers are fully utilized and have no additional capacity. We have $38.5 million of restricted cash in our two CRE securitizations to invest in commercial loans as of December 31, 2009, subject to future funding commitments and borrowing requirements.

Capitalization

Debt Financing.

We maintain various forms of short-term and long-term financing arrangements. Generally, these financing agreements are collateralized by assets within CDOs or mortgage securitizations. The following table summarizes our total recourse and non-recourse indebtedness as of December 31, 2009 (dollars in thousands):

Description	Unpaid Principal Balance	Carrying Amount	Weighted- Average Interest Rate	Contractual Maturity
Recourse indebtedness:
Convertible senior notes (1)	$246,363	$245,885	6.9%	Apr. 2027
Secured credit facilities	49,994	49,994	4.8%	Feb. 2011 to Dec. 2011
Senior secured notes	43,000	43,000	12.5%	Apr. 2014
Loans payable on real estate	17,500	17,500	4.8%	Apr. 2010
Junior subordinated notes, at fair value (2)	38,052	17,004	8.7%	Mar. 2015 to Mar. 2035
Junior subordinated notes, at amortized cost	25,100	25,100	7.7%	Apr. 2037

Total recourse indebtedness	420,009	398,483	7.3%
Non-recourse indebtedness:
CDO notes payable, at amortized cost (3)(4)	1,396,750	1,396,750	0.7%	2036 to 2045
CDO notes payable, at fair value (2)(3)(5)	1,185,061	146,557	0.9%	2035 to 2038
Loans payable on real estate	64,461	64,461	5.6%	Aug. 2010 to Aug. 2016
Trust preferred obligations, at fair value (2)	132,375	70,872	1.9%	2036

Total non-recourse indebtedness	2,778,647	1,678,640	0.9%

Total indebtedness	$3,198,656	$2,077,123	1.8%

(1)	Our convertible senior notes are redeemable, at the option of the holder, in April 2012.
(2)	Relates to liabilities which we elected to record at fair value under FASB ASC Topic 825, “Financial Instruments”.
(3)	Excludes CDO notes payable purchased by us which are eliminated in consolidation.
(4)	Collateralized by $1.8 billion principal amount of commercial mortgages, mezzanine loans, other loans and preferred equity interests. These obligations were issued by separate legal entities and consequently the assets of the special purpose entities that collateralize these obligations are not available to our creditors.
(5)	Collateralized by $1.4 billion principal amount of investments in securities and security-related receivables and loans, before fair value adjustments. The fair value of these investments as of December 31, 2009 was $830.2 million. These obligations were issued by separate legal entities and consequently the assets of the special purpose entities that collateralize these obligations are not available to our creditors.

Recourse indebtedness refers to indebtedness that is recourse to our general assets, including the loans payable on real estate that are guaranteed by RAIT or RAIT Partnership. Non-recourse indebtedness consists of indebtedness of consolidated VIEs (that is, CDOs and other securitization vehicles) and loans payable on real estate which is recourse only to specific assets pledged as collateral to the lenders. The creditors of each consolidated VIE have no recourse to our general credit.

The current status or activity in our financing arrangements occurring as of or during the year ended December 31, 2009 is as follows:

Recourse Indebtedness

Convertible senior notes. On April 18, 2007, we issued and sold in a private offering to qualified institutional buyers, $425.0 million aggregate principal amount of 6.875% convertible senior notes due 2027. After deducting the initial purchaser’s discount and the estimated offering expenses, we received approximately $414.3 million of net proceeds. Interest on the convertible notes is paid semi-annually and the convertible notes mature on April 15, 2027.

Prior to April 20, 2012, the senior notes are not redeemable at RAIT’s option, except to preserve RAIT’s status as a REIT. On or after April 20, 2012, RAIT may redeem all or a portion of the convertible notes at a redemption price equal to the principal amount plus accrued and unpaid interest (including additional interest), if any. Convertible note holders may require RAIT to repurchase all or a portion of the convertible notes at a purchase price equal to the principal amount plus accrued and unpaid interest (including additional interest), if any, on the convertible notes on April 15, 2012, April 15, 2017, and April 15, 2022, or upon the occurrence of certain change in control transactions prior to April 20, 2012.

Prior to April 15, 2026, upon the occurrence of specified events, the convertible notes will be convertible at the option of the holder at an initial conversion rate of 28.6874 shares per $1,000 principal amount of convertible notes. The initial conversion price of $34.86 represents a 27.5% premium to the per share closing price of $27.34 on the date the offering was priced. Upon conversion of convertible notes by a holder, the holder will receive cash up to the principal amount of such convertible notes and, with respect to the remainder, if any, of the conversion value in excess of such principal amount, at the option of RAIT in cash or RAIT’s common shares. The initial conversion rate is subject to adjustment in certain circumstances. We include the convertible notes in earnings per share using the treasury stock method if the conversion value in excess of the par amount is considered in the money during the respective periods.

On January 1, 2009, we adopted accounting standards classified under FASB ASC Topic 470, “Debt”. Upon adoption, we recorded a retrospective discount on our issued and outstanding convertible notes of $2.0 million. This discount reflects the fair value of the embedded conversion option within the convertible debt instruments and was recorded as an increase to additional paid in capital. The fair value was calculated by discounting the cash flows required in the indenture relating to the convertible notes agreement by a discount rate that represents management’s estimate of our senior, unsecured, non-convertible debt borrowing rate at the time when the convertible notes were issued. The discount will be amortized to interest expense through April 15, 2012, the date at which holders of our convertible notes could require repayment. Upon adoption, all prior periods were revised to reflect the retroactive adoption of the standard and total discount amortization recorded through December 31, 2008 was $0.6 million.

During the year ended December 31, 2009, we repurchased from the market, a total of $103.8 million in aggregate principal amount of convertible notes for a total consideration of $54.5 million, including the issuance of a $43.0 million senior secured note. See “Senior Secured Note” below. During 2009, we also exchanged $34.0 in aggregate principal amount of convertible notes for 8.1 million of our common shares and $3.1 million of cash, for total consideration of $14.0 million based on our closing stock price of $1.34 per share on December 29, 2009, the date our exchange offer was completed. See “Exchange Offer” below. As a result of these transactions, we recorded gains on extinguishment of debt of $64.9 million, net of deferred financing costs and unamortized discounts that were written off.

During the year ended December 31, 2008, we repurchased, from the market, a total of $40.8 million in aggregate principal amount of convertible notes for a total purchase price of $18.7 million. As a result, we recorded gains on extinguishment of debt of $21.2 million, net of deferred financing and unamortized discounts that were written off.

Secured credit facilities. As of December 31, 2009, we have borrowed an aggregate amount of $50.0 million under three secured credit facilities, each with a different bank. All of our secured credit facilities are secured by designated commercial mortgages and mezzanine loans. As of December 31, 2009, the first secured credit facility had an unpaid principal balance of $21.3 million which is payable in December 2011 under the current terms of this facility. As of December 31, 2009, the second secured credit facility had an unpaid principal balance of $22.2 million. This facility terminates in April 2010 and the unpaid principal balance at that time is payable in April 2011. As of December 31, 2009, the third secured credit facility had an unpaid principal balance of $6.5 million. We are amortizing this balance with monthly principal repayments of $0.5 million which will result in the full repayment of this credit facility by February 2011.

Senior secured notes. On July 31, 2009, pursuant to a securities purchase agreement, we purchased from Mr. Marx $98.3 million aggregate principal amount of our convertible notes for a purchase price of $53.0 million. The purchase price consisted of (a) $43.0 million 12.5% Senior Secured Note due 2014 issued by us, or the senior secured note, and (b) $10.0 million in cash. We also paid to Mr. Marx $2.0 million of accrued and unpaid interest on the convertible notes through July 31, 2009.

The senior secured note bears interest at a rate of 12.5% per year and is payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year. The senior secured note matures on April 20, 2014 unless previously prepaid in accordance with its terms prior to such date. The senior secured note is fully and unconditionally guaranteed by two of our wholly owned subsidiaries, or the guarantors: RAIT Asset Holdings II Member, LLC, or RAHM, and RAIT Asset Holdings II, LLC, or RAH2. RAHM is the sole member of RAH2 and has pledged the equity of RAH2 to secure its guarantee. RAH2’s assets consist of $100.0 million in par amount of certain CDO notes payable issued by RAIT’s consolidated securitizations RAIT CRE CDO I, LTD., RAIT Preferred Funding II, LTD., Taberna Preferred Funding VIII, Ltd., and Taberna Preferred Funding IX, Ltd. The senior secured note is not convertible into equity securities of RAIT.

The maturity date of the senior secured note may be accelerated upon the occurrence of specified customary events of default, the satisfaction of any related notice provisions and the failure to remedy such event of default, where applicable. These events of default include: our failure to pay any amount of principal or interest on the senior secured note when due; our failure or the failure of any guarantor to perform on any obligation of its or their part in any transaction document; and events of bankruptcy, insolvency or reorganization affecting us or any guarantor.

Junior subordinated notes, at fair value. On October 16, 2008, we issued $38.1 million principal amount of junior subordinated notes to a third party and received $15.5 million of net cash proceeds. Of the total amount of junior subordinated notes issued, $18.7 million has a fixed interest rate of 8.65% through March 30, 2015 with a floating rate of LIBOR plus 400 basis points thereafter and a maturity date of March 30, 2035. The remaining $19.4 million has a fixed interest rate of 9.64% and a maturity date of October 30, 2015. At issuance, we elected to record these junior subordinated notes at fair value under the fair value option, with all subsequent changes in fair value recorded in earnings. As of December 31, 2009, we have $38.1 million unpaid principal associated with this indebtedness. The fair value, or carrying amount, of this indebtedness was $17.0 million as of December 31, 2009.

Junior subordinated notes, at amortized cost. On February 12, 2007, we formed Taberna Funding Capital Trust I which issued $25.0 million of trust preferred securities to investors and $0.1 million of common securities to us. The combined proceeds were used by Taberna Funding Capital Trust I to purchase $25.1 million of junior subordinated notes issued by us. The junior subordinated notes are the sole assets of Taberna Funding Capital Trust I and mature on April 30, 2037, but are callable, at our option, on or after April 30, 2012. Interest on the junior subordinated notes is payable quarterly at a fixed rate of 7.69% through April 2012 and thereafter at a floating rate equal to three-month LIBOR plus 2.50%. These junior subordinated notes issued by us are outstanding as of December 31, 2009 and 2008.

Non-Recourse Indebtedness

CDO notes payable, at amortized cost. CDO notes payable at amortized cost represent notes issued by CDO entities which are used to finance the acquisition of unsecured REIT notes, CMBS securities, commercial mortgages, mezzanine loans, and other loans in our commercial real estate portfolio. Generally, CDO notes payable are comprised of various classes of notes payable, with each class bearing interest at variable or fixed rates. Both of our CRE CDOs are meeting all of their OC Trigger tests as of December 31, 2009.

During the year ended December 31, 2009, we repurchased, from the market, a total of $55.0 million in aggregate principal amount of CDO notes payable issued by RAIT I and RAIT II. The aggregate purchase price was $4.0 million and we recorded gains on extinguishment of debt of $51.0 million.

During 2008, we repurchased from the market a total of $3.0 million in aggregate principal amount of CDO notes payable associated with RAIT I. The total purchase price was $0.8 million and we recorded gains on extinguishment of debt of $2.2 million.

CDO notes payable, at fair value. As of January 1, 2008, we adopted the fair value option, which is now classified under FASB ASC Topic 825, and elected to record CDO notes payable at fair value. These CDO notes payable are collateralized by securities, security-related receivables and loans. At adoption, we decreased the carrying amount of these CDO notes payable by $1.5 billion to reflect these liabilities at fair value in our financial statements. The change in fair value of these CDO notes payable was a decrease of $49.3 million and $1.4 billion for the years ended December 31, 2009 and 2008, respectively, and was included in our consolidated statements of operations.

Both of our Taberna consolidated CDOs are failing OC Triggers which cause a change to the priority of payments to the debt and equity holders of the respective securitizations. Upon the failure of an OC test, the indenture of each CDO requires cash flows that would otherwise have been distributed to us as equity distributions, or in some cases interest payments on our retained CDO notes payable, to be used to pay down sequentially the outstanding principal balance of the most senior note holders. The OC Trigger failures are due to defaulted collateral assets and credit risk securities. During the year ended December 31, 2009, $34.5 million of cash flows were re-directed from our retained interests in these CDOs and were used to repay the most senior holders of our CDO notes payable.

Loans payable on real estate. As of December 31, 2009 and 2008, we had $81.9 million and $52.3 million, respectively, of other indebtedness outstanding relating to loans payable on consolidated real estate and other loans. These loans are secured by specific consolidated real estate and commercial loans included in our consolidated balance sheet.

Trust preferred obligations. Trust preferred obligations finance subordinated debentures acquired by Trust VIEs that are consolidated by us for the portion of the total TruPS that are owned by entities outside of the consolidated group. These trust preferred obligations bear interest at either variable or fixed rates until maturity, generally 30 years from the date of issuance. The Trust VIE has the ability to prepay the trust preferred obligation at any time, without prepayment penalty, after five years. We do not control the timing or ultimate payment of the trust preferred obligations.

As of January 1, 2008, we adopted the fair value option, which is now classified under FASB ASC Topic 825, and elected to record trust preferred obligations at fair value. At adoption, we decreased the carrying amount of the trust preferred obligations by $52.1 million to reflect these liabilities at fair value in our financial statements. The change in fair value of the trust preferred obligations was a decrease of $104.2 million and $145.4 million for the years ended December 31, 2009 and 2008, respectively, and was included in our consolidated statements of operations.

Exchange Offer

On December 29, 2009, we completed our previously announced exchange offer to exchange convertible notes for common shares and cash. Holders of our convertible notes tendered $34.0 million aggregate principal amount of our convertible notes. Pursuant to the terms of the Exchange Offer, we issued 8,126,000 common shares and paid $3.1 million of cash as consideration for the exchanged notes. For each $1,000 principal amount of our convertible notes exchanged, the holder received the following: (i) 239 common shares, (ii) a cash payment of $91.50 and (iii) accrued and unpaid interest on the convertible notes to, but excluding, the settlement date, paid in cash. As a result of the exchange offer, we recorded gains on extinguishment of debt of approximately $18.1 million.

Equity Financing.

Preferred Shares

In 2004, we issued 2,760,000 shares of our 7.75% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest, or Series A Preferred Shares, for net proceeds of $66.6 million. The Series A Preferred Shares accrue cumulative cash dividends at a rate of 7.75% per year on the $25.00 liquidation preference, equivalent to $1.9375 per year per share. Dividends are payable quarterly in arrears at the end of each March, June, September and December. The Series A Preferred Shares have no maturity date and we are not required to redeem the Series A Preferred Shares at any time. On or after March 19, 2009, we may, at our option, redeem the Series A Preferred Shares, in whole or part, at any time and from time to time, for cash at $25.00 per share, plus accrued and unpaid dividends, if any, to the redemption date.

In 2004, we issued 2,258,300 shares of our 8.375% Series B Cumulative Redeemable Preferred Shares of Beneficial Interest, or Series B Preferred Shares, for net proceeds of $54.4 million. The Series B Preferred Shares accrue cumulative cash dividends at a rate of 8.375% per year on the $25.00 liquidation preference, equivalent to $2.09375 per year per share. Dividends are payable quarterly in arrears at the end of each March, June, September and December. The Series B Preferred Shares have no maturity date and we are not required to redeem the Series B Preferred Shares at any time. On or after October 5, 2009, we may, at our option, redeem the Series B Preferred Shares, in whole or part, at any time and from time to time, for cash at $25.00 per share, plus accrued and unpaid dividends, if any, to the redemption date.

On July 5, 2007, we issued 1,600,000 shares of our 8.875% Series C Cumulative Redeemable Preferred Shares of Beneficial Interest, or the Series C Preferred Shares, in a public offering at an offering price of $25.00 per share. After offering costs, including the underwriters’ discount, and expenses of $1.7 million, we received $38.3 million of net proceeds. The Series C Preferred Shares accrue cumulative cash dividends at a rate of 8.875% per year on the $25.00 liquidation preference and are paid on a quarterly basis. The Series C Preferred Shares have no maturity date and we are not required to redeem the Series C Preferred Shares at any time. We may not redeem the Series C Preferred Shares before July 5, 2012, except for the special optional redemption to preserve our tax qualification as a REIT. On or after July 5, 2012, we may, at our option, redeem the Series C Preferred Shares, in whole or part, at any time and from time to time, for cash at $25.00 per share, plus accrued and unpaid dividends, if any, to the redemption date.

On January 27, 2009, our board of trustees declared a first quarter 2009 cash dividend of $0.484375 per share on our 7.75% Series A Preferred Shares, $0.5234375 per share on our 8.375% Series B Preferred Shares and $0.5546875 per share on our 8.875% Series C Preferred Shares. The dividends were paid on March 31, 2009 to holders of record on March 2, 2009 and totaled $3.4 million.

On April 8, 2009, our board of trustees declared a second quarter 2009 cash dividend of $0.484375 per share on our 7.75% Series A Preferred Shares, $0.5234375 per share on our 8.375% Series B Preferred Shares and $0.5546875 per share on our 8.875% Series C Preferred Shares. The dividends were paid on June 30, 2009 to holders of record on June 1, 2009 and totaled $3.4 million.

On July 28, 2009, our board of trustees declared a third quarter 2009 cash dividend of $0.484375 per share on our 7.75% Series A Preferred Shares, $0.5234375 per share on our 8.375% Series B Preferred Shares and $0.5546875 per share on our 8.875% Series C Preferred Shares. The dividends were paid on September 30, 2009 to holders of record on September 1, 2009 and totaled $3.4 million.

On October 27, 2009, our board of trustees declared a fourth quarter 2009 cash dividend of $0.484375 per share on our 7.75% Series A Preferred Shares, $0.5234375 per share on our 8.375% Series B Preferred Shares and $0.5546875 per share on our 8.875% Series C Preferred Shares. The dividends will be paid on December 31, 2009 to holders of record on December 1, 2009.

On January 26, 2010, our board of trustees declared a first quarter 2010 cash dividend of $0.484375 per share on our 7.75% Series A Preferred Shares, $0.5234375 per share on our 8.375% Series B Preferred Shares and $0.5546875 per share on our 8.875% Series C Preferred Shares. The dividends will be paid on March 31, 2010 to holders of record on March 1, 2010.

Common Shares

- Share Repurchases

On July 24, 2007, our board of trustees adopted a share repurchase plan that authorizes us to purchase up to $75.0 million of RAIT common shares. Under the plan, we may make purchases, from time to time, through open market or privately negotiated transactions. We have not repurchased any common shares under this plan as of December 31, 2009.

On January 26, 2010, the compensation committee approved a cash payment to the Board’s eight non-management trustees intended to constitute a portion of their respective 2010 annual non-management trustee compensation. The cash payment was subject to terms and conditions set forth in a letter agreement, or the letter agreement, between each of the non-management trustees and RAIT. The terms and conditions included a requirement that each trustee use a portion of the cash payment to purchase RAIT’s common shares in purchases that, individually and in the aggregate with all purchases made by all the other non-management trustees pursuant to their respective letter agreements, complied with Rule 10b-18 promulgated under the Securities Exchange Act of 1934, as amended. The aggregate amount required to be used by all of the non-management trustees to purchase common shares is $0.2 million.

-Equity Compensation

On January 24, 2009, 19,020 phantom unit awards were redeemed for common shares. These phantom units were fully vested at the time of redemption.

On March 5, 2009, the compensation committee of our board of trustees, or the compensation committee, awarded 484,000 phantom units, valued at $0.3 million using our closing stock price of $0.50 per share, to various non-executive employees. The awards generally vest over three-year periods.

On June 25, 2009, the compensation committee awarded 200,000 phantom units, valued at $0.2 million using our closing stock price of $1.19, to two non-executive employees. The awards generally vest over four-year periods.

On January 26, 2010, the compensation committee awarded 1,500,000 phantom units, valued at $1.9 million using our closing stock price of $1.27, to our executive officers. Half of these awards vested immediately and the remainder vests in one year. On January 26, 2010, the compensation committee awarded 500,000 phantom units, valued at $0.6 million using our closing stock price of $1.27, to our non-executive officer employees. These awards generally vest over three-year periods.

-Exchange Offer

On December 29, 2009, we completed our previously announced exchange offer to exchange $34.0 million of our convertible notes for common shares and cash. Pursuant to the terms of the Exchange Offer, we issued 8,126,000 common shares and paid $3.1 million of cash as consideration for the exchanges notes. See “Exchange Offer” above.

-DRSPP

We implemented an amended and restated dividend reinvestment and share purchase plan, or DRSPP, effective as of March 13, 2008, pursuant to which we registered and reserved for issuance 10,000,000 common shares. During the year ended December 31, 2009, we issued a total of 1.3 million common shares pursuant to the DRSPP at a weighted-average price of $1.52 per share and received $2.0 million of net proceeds. On January 26, 2010, our board approved increasing the number of common shares available for issuance under the DRSPP by 7,248,436 common shares so that, with the 4,751,564 common shares previously authorized for issuance under the DRSPP that remain available for issuance, 12,000,000 common shares, in the aggregate, would be available for issuance under the DRSPP upon the registration under the Securities Act of 1933, as amended, of the common shares added to the DRSPP.

-SEDA

On January 13, 2010, we entered into a standby equity distribution agreement, or the SEDA, with YA Global Master SPV Ltd., or YA Global, which is managed by Yorkville Advisors, LLC, whereby YA Global agreed to purchase up to $50.0 million, or the commitment amount, worth of newly issued RAIT common shares upon notices given by us, subject to the terms and conditions of the SEDA. The SEDA terminates automatically on the earlier of January 13, 2012 or the date YA Global has purchased $50.0 million worth of common shares under the SEDA. The number of common shares issued or issuable pursuant to the SEDA, in the aggregate, cannot exceed 12,500,000 common shares.

Subject to the terms and conditions of the SEDA, we may issue notices from time to time to YA Global requiring YA Global to purchase common shares. The maximum portion of the commitment amount RAIT can request YA Global to pay pursuant to a single notice cannot exceed $1.5 million or any other mutually agreed amount. The number of common shares issuable in connection with each notice is computed by dividing the portion of the commitment amount set forth in the notice by the purchase price for the common shares. The purchase price equals 97% of the market price, which is defined as the lowest daily volume weighted average price, or VWAP, of the common shares traded on the New York Stock Exchange during the three consecutive trading days after the date we delivered the notice to YA Global (the “Pricing Period”).

For each notice, we may indicate a minimum acceptable price, or the minimum price. If on any trading day during the pricing period, the VWAP for the common shares is below the minimum price, each, an excluded day, the portion of the commitment amount we have requested YA Global to pay under such notice will be reduced by 33%. In addition, each excluded day will be excluded from the Pricing Period for purposes of determining the market price. If YA Global has sold Common Shares on an Excluded Day, RAIT is obligated to sell, and YA Global is obligated to purchase, such number of Common Shares at a price equal to the Minimum Price; provided, however, that such number of Common Shares is not to exceed the number obtained by dividing the amount by which the Commitment Amount was reduced by the Minimum Price corresponding to such notice.

The portion of the requested Commitment Amount is automatically withdrawn to the extent the related purchases of Common Shares by YA Global would cause the aggregate number of Common Shares beneficially owned by YA Global and its affiliates to exceed 4.99% of the then outstanding Common Shares or exceed the aggregate offering price of Common Shares issuable under the Registration Statement. Upon expiration of the Pricing Period, YA Global will purchase the appropriate number of Common Shares subject to RAIT meeting certain customary conditions. RAIT will pay a placement agent fee to Raymond James & Associates, Inc. in an amount equal to 2% of the gross proceeds to RAIT of any sale of Common Shares pursuant to the SEDA.

After the first closing under the SEDA and thereafter prior to the termination of the SEDA, RAIT may from time to time request YA Global to purchase promissory notes issued by RAIT with a principal amount of up to $10.0 million. After considering each request in good faith, YA Global, in its sole discretion, will decide whether or not to purchase the notes. Any such notes purchased by YA Global will be on mutually acceptable terms and may include a provision that the notes be repaid with the proceeds of amounts delivered pursuant to the SEDA.

Off-Balance Sheet Arrangements and Commitments

As of December 31, 2009 we did not have any off-balance sheet arrangements or commitments.

Contractual Commitments

The table below summarizes our contractual obligations as of December 31, 2009:

	Payment due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(dollars in thousands)
Recourse indebtedness:
Secured credit facilities	$49,994	$6,890	$43,104	$—	$—
Loans payable on real estate	17,500	17,500	—	—	—
Senior secured notes	43,000	—	—	43,000	—
Convertible senior notes (1)	246,363	—	—	—	246,363
Junior subordinated notes	63,152	—	—	—	63,152

Total recourse indebtedness	420,009	24,390	43,104	43,000	309,515
Non-recourse indebtedness:
Loans payable on real estate	64,461	10,071	—	—	54,390
CDO notes payable	2,581,811	—	—	—	2,581,811
Trust preferred obligations	132,375	—	—	—	132,375

Total non-recourse indebtedness	2,778,647	10,071	—	—	2,768,576

Total indebtedness	3,198,656	34,461	43,104	43,000	3,078,091
Interest payable (2)(3)	1,484,108	143,499	262,898	211,156	866,555
Operating lease obligations	7,480	1,667	2,468	2,193	1,152
Funding commitments to borrowers (4)	55,851	24,699	21,652	—	9,500

Total	$4,746,095	$204,326	$330,122	$256,349	$3,955,298

(1)	Our convertible senior notes are redeemable, at the option of the holder, in April 2012.
(2)	All variable-rate indebtedness assumes a 30-day LIBOR rate of 0.23% (the 30-day LIBOR rate at December 31, 2009).
(3)	Interest payable is comprised of interest expense related to our indebtedness and the interest cost of the hedges associated with indebtedness. Interest payments related to recourse indebtedness are due by period as follows: $30.4 million less than one year, $56.7 million one to three years, $51.7 million three to five years and $284.7 million more than five years. Interest payments related to non-recourse indebtedness are due by period as follows: $113.1 million less than one year, $206.2 million one to three years, $159.4 million three to five years and $581.9 million more than five years.
(4)	Amounts represent the commitments we have made to fund borrowers in our existing lending arrangements as of December 31, 2009.